AGS Hospitality LLC

Profit and Loss
January - December 2021

	TOTAL
Income	
Other income	1,200.00
Sales	335,645.69
Tips Collected and Paid	-27,638.24
Uncategorized Income	33.00
Total Income	**$309,240.45**
Cost of Goods Sold	
Cost of Goods Sold	72,734.14
merchant services	-216.95
Total Cost of Goods Sold	**72,517.19**
Purchases	5,515.95
Beer/wine purchase	0.00
Total Purchases	**5,515.95**
Shipping	15.77
Total Cost of Goods Sold	**$78,048.91**
GROSS PROFIT	**$231,191.54**
Expenses	
Advertising & Marketing	1,517.30
Ask My Accountant	1,200.00
Bank Charges & Fees	59.00
Car & Truck	1,074.40
parking	-2.00
Total Car & Truck	**1,072.40**
Contractors	0.00
Equipment	581.55
Insurance	5,312.80
Insuranse	0.00
Total Insurance	**5,312.80**
Interest Paid	2,920.57
Job Supplies	274.60
Legal & Professional Services	850.00
Linen Expense	955.96
Meals & Entertainment	338.20
Merchant Fees	8,997.77
Office Supplies & Software	598.90
Office/General Administrative Expenses	169.79
Other Business Expenses	1,744.75
linen	0.00
transportation	0.00
Total Other Business Expenses	**1,744.75**

AGS Hospitality LLC

Profit and Loss
January - December 2021

	TOTAL
Payroll Expense	129,224.89
Payroll Processing Fees	1,812.00
Payroll Tax Expense	13,982.34
Rent & Lease	42,318.61
Rental Equipment	2,907.38
Repairs & Maintenance	10,176.91
Taxes & Licenses	1,278.47
Uniform Expense	1,037.85
uniforms	0.00
Total Uniform Expense	**1,037.85**
Utilities	8,208.67
Total Expenses	**$237,540.71**
NET OPERATING INCOME	**$ -6,349.17**
Other Income	
Interest Income	0.44
Oregon Taxable Grant	10,000.00
Other Income - Insurance	1,369.20
PPP Loan Forgiven	10,250.00
Total Other Income	**$21,619.64**
Other Expenses	
Amortization Expense	513.00
Depreciation Expense	14,014.00
Total Other Expenses	**$14,527.00**
NET OTHER INCOME	**$7,092.64**
NET INCOME	**$743.47**

AGS Hospitality LLC

Balance Sheet

As of December 31, 2021

	TOTAL	
	AS OF DEC 31, 2021	AS OF DEC 31, 2020 (PY)
ASSETS		
Current Assets		
Bank Accounts		
CHASE BUS TOTAL SAV (1275)	0.00	0.00
Checking	14,761.07	921.91
Key Bank	38.42	
Savings- 5395	2,900.44	
Total Bank Accounts	**$17,699.93**	**$921.91**
Accounts Receivable		
Accounts Receivable (A/R)	-1,134.96	-1,134.96
Total Accounts Receivable	**$ -1,134.96**	**$ -1,134.96**
Other Current Assets		
Due from Member	10,337.27	8,467.27
Uncategorized Asset	0.00	0.00
Total Other Current Assets	**$10,337.27**	**$8,467.27**
Total Current Assets	**$26,902.24**	**$8,254.22**
Fixed Assets		
Accumulated Amortization	-856.00	-343.00
Accumulated Depreciation	-21,656.00	-7,642.00
Equipment Purchase	19,009.53	19,009.53
Leasehold Improvements	98,518.62	98,518.62
Organizational Costs	5,188.79	5,188.79
Start Up Costs	2,511.62	2,511.62
Total Fixed Assets	**$102,716.56**	**$117,243.56**
Other Assets		
Prepaid Deposits	17,897.55	17,897.55
Total Other Assets	**$17,897.55**	**$17,897.55**
TOTAL ASSETS	**$147,516.35**	**$143,395.33**
LIABILITIES AND EQUITY		
Liabilities		
Current Liabilities		
Accounts Payable		
Accounts Payable (A/P)	126.40	
Total Accounts Payable	**$126.40**	**$0.00**
Credit Cards		
chase credit	19,735.04	28,041.47
Total Credit Cards	**$19,735.04**	**$28,041.47**
Total Current Liabilities	**$19,861.44**	**$28,041.47**

AGS Hospitality LLC

Balance Sheet

As of December 31, 2021

	TOTAL	
	AS OF DEC 31, 2021	AS OF DEC 31, 2020 (PY)
Long-Term Liabilities		
Loans from Shareholders	145,772.65	
Total Long-Term Liabilities	**$145,772.65**	**$0.00**
Total Liabilities	**$165,634.09**	**$28,041.47**
Equity		
Opening Balance Equity	0.00	0.00
Owner's Investment	0.00	145,772.65
Owner's Pay & Personal Expenses	0.00	0.00
Retained Earnings	-18,861.21	0.00
Net Income	743.47	-30,418.79
Total Equity	**$ -18,117.74**	**$115,353.86**
TOTAL LIABILITIES AND EQUITY	**$147,516.35**	**$143,395.33**

AGS Hospitality LLC

Statement of Cash Flows

January - December 2021

	TOTAL
OPERATING ACTIVITIES	
Net Income	743.47
Adjustments to reconcile Net Income to Net Cash provided by operations:	
Due from Member	-1,870.00
Accumulated Amortization	513.00
Accumulated Depreciation	14,014.00
Accounts Payable (A/P)	126.40
chase credit	-8,306.43
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	**4,476.97**
Net cash provided by operating activities	**$5,220.44**
FINANCING ACTIVITIES	
Loans from Shareholders	145,772.65
Opening Balance Equity	0.00
Owner's Investment	-145,772.65
Owner's Pay & Personal Expenses	0.00
Retained Earnings	11,557.58
Net cash provided by financing activities	**$11,557.58**
NET CASH INCREASE FOR PERIOD	**$16,778.02**
Cash at beginning of period	921.91
CASH AT END OF PERIOD	**$17,699.93**